UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13D-101)

_________________

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13D-2(A)
(AMENDMENT NO. 2)

FIESTA RESTAURANT GROUP, INC.
--------------------------------------------------------------------------------
(NAME OF ISSUER)

COMMON STOCK ($0.01 PAR VALUE PER SHARE)
--------------------------------------------------------------------------------
(TITLE OF CLASS OF SECURITIES)

31660B101
--------------------------------------------------------------------------------
(CUSIP NUMBER)

with a copy to:
Brian P. Friedman	Melvin Epstein, Esq.
Jefferies Capital Partners LLC	Stroock & Stroock & Lavan LLP
520 Madison Avenue, 10th Floor	180 Maiden Lane
New York, New York 10022	New York, New York 10038
(212) 284-1700	(212) 806-5864

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

SCHEDULE 13D/A

CUSIP No.: 31660B101	13D/A	Page 2 of 12 Pages

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Jefferies Capital Partners IV L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

Not applicable

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	531,149(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	531,149(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	531,149

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*

☐

13.	Percent of Class Represented By Amount In Row (11)	2.2%(2)

14.	Type of Reporting Person*

PN

(1) On June 20, 2013, (i) Jefferies Capital Partners IV L.P., a Delaware limited partnership (“Jefferies Capital Partners IV”), distributed for no consideration an aggregate of 2,181,795 shares of common stock, par value $0.01 per share, of Fiesta Restaurant Group, Inc., a Delaware corporation (the “Company”) (“Common Stock”), to its partners in accordance with its partnership agreement, (ii) JCP Partners IV LLC, a Delaware limited liability company (“JCP Partners”), distributed for no consideration an aggregate of 102,390 shares of Common Stock to its members in accordance with its limited liability company agreement, (iii) JCP IV LLC, a Delaware limited liability company (“General Partner”), distributed for no consideration an aggregate of 54,277 shares of Common Stock, which was received by it as part of the distributions from Jefferies Capital Partners IV and JCP Partners described above, to its members in accordance with its limited liability company agreement and (iv) Jefferies Capital Partners LLC, a Delaware limited liability company (“Manager”), distributed for no consideration an aggregate of eight shares of Common Stock, which was received by it as part of the distribution from General Partner described above, to its members in accordance with its limited liability company agreement (collectively, the “Distribution”).  After giving effect to the Distribution, Jefferies Capital Partners IV beneficially owned 618,075 shares of Common Stock.  On June 21, 2013, Jefferies Capital Partners IV sold 21,622 shares of Common Stock on the open market, at a price per share of $35.87.  On June 25, 2013, Jefferies Capital Partners IV sold 16,318 shares of Common Stock on the open market, at a price per share of $34.23.  On June 26, 2013, Jefferies Capital Partners IV sold 31,112 shares of Common Stock on the open market, at a price per share of $34.31.  On June 27, 2013, Jefferies Capital Partners IV sold 17,283 shares of Common Stock on the open market, at a price per share of $33.95.  Finally, on June 28, 2013, Jefferies Capital Partners IV sold 591 shares of Common Stock on the open market, at a price per share of $34.77.  After giving effect to the Distribution and the shares sold through and including June 28, 2013, Jefferies Capital Partners IV beneficially owns 531,149 shares of Common Stock.

(2) Based on 23,638,746 shares of Common Stock outstanding as of May 7, 2013, as represented in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.

SCHEDULE 13D/A

CUSIP No.: 31660B101	13D/A	Page 3 of 12 Pages

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Jefferies Employee Partners IV LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

Not applicable

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	277,126(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	277,126(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	277,126(1)

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*

☐

13.	Percent of Class Represented By Amount In Row (11)	1.2%(2)

14.	Type of Reporting Person*

OO

(1) On June 21, 2013, Jefferies Employee Partners IV LLC (“Jefferies Employee Partners” and, together with Jefferies Capital Partners IV and JCP Partners, “Jefferies Capital Partners”) sold 11,281 shares of Common stock on the open market, at a price per share of $35.87. On June 25, 2013, Jefferies Employee Partners sold 8,514 shares of Common Stock on the open market, at a price per share of $34.23. On June 26, 2013, Jefferies Employee Partners sold 16,232 shares of Common Stock on the open market, at a price per share of $34.31. On June 27, 2013, Jefferies Employee Partners sold 9,017 shares of Common Stock on the open market, at a price per share of $33.95.  Finally, on June 28, 2013, Jefferies Employee Partners sold 309 shares of Common Stock on the open market, at a price per share of $34.77.  After giving effect to the shares sold through and including June 28, 2013, Jefferies Employee Partners beneficially owns 277,126 shares of Common Stock.

(2) Based on 23,638,746 shares of Common Stock outstanding as of May 7, 2013, as represented in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.

SCHEDULE 13D/A

CUSIP No.: 31660B101	13D/A	Page 4 of 12 Pages

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

JCP Partners IV LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

Not applicable

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*

	☐

13.	Percent of Class Represented By Amount In Row (11)	0%

14.	Type of Reporting Person*

	OO

SCHEDULE 13D/A

CUSIP No.: 31660B101	13D/A	Page 5 of 12 Pages

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

JCP IV LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

Not applicable

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	808,275(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	808,275(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	808,275(1)

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*

☐

13.	Percent of Class Represented By Amount In Row (11)	3.4%(2)

14.	Type of Reporting Person*

OO

(1) After giving effect to the Distribution and the sales of Common Stock by Jefferies Capital Partners IV and Jefferies Employee Partners through and including June 28, 2013, (a) Jefferies Capital Partners IV is the beneficial owner of 531,149 shares of Common Stock, (b) Jefferies Employee Partners is the beneficial owner of 277,126 shares of Common Stock and (c) JCP Partners no longer beneficially owns any shares of Common Stock. JCP IV LLC, a Delaware limited liability company (“General Partner”), is the general partner of Jefferies Capital Partners IV, and is the managing member of each of Jefferies Employee Partners and JCP Partners.

(2) Based on 23,638,746 shares of Common Stock outstanding as of May 7, 2013, as represented in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.

SCHEDULE 13D/A

CUSIP No.: 31660B101	13D/A	Page 6 of 12 Pages

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Jefferies Capital Partners LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

Not applicable

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	808,275(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	808,275(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	808,275(1)

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*

☐

13.	Percent of Class Represented By Amount In Row (11)	3.4%(2)

14.	Type of Reporting Person*

OO

(1) After giving effect to the Distribution and the sales of Common Stock by Jefferies Capital Partners IV and Jefferies Employee Partners through and including June 28, 2013, (a) Jefferies Capital Partners IV is the beneficial owner of 531,149 shares of Common Stock, (b) Jefferies Employee Partners is the beneficial owner of 277,126 shares of Common Stock and (c) JCP Partners no longer beneficially owns any shares of Common Stock. Jefferies Capital Partners LLC, a Delaware limited liability company (“Manager”), is the manager of Jefferies Capital Partners and the managing member of General Partner.

(2) Based on 23,638,746 shares of Common Stock outstanding as of May 7, 2013, as represented in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.

SCHEDULE 13D/A

CUSIP No.: 31660B101	13D/A	Page 7 of 12 Pages

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Brian P. Friedman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

Not applicable

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	56,370(1)
	8.	SHARED VOTING POWER	808,275(2)
	9.	SOLE DISPOSITIVE POWER	56,370(1)
	10.	SHARED DISPOSITIVE POWER	808,275(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	864,645(1)(2)

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*

☐

13.	Percent of Class Represented By Amount In Row (11)	3.7%(3)

14.	Type of Reporting Person*

IN

(1) Brian P. Friedman (“Mr. Friedman”) is a member of the Company’s board of directors. On June 8, 2012, the Company granted Mr. Friedman a restricted stock award comprised of 7,868 shares of Common Stock. On June 12, 2013, the Company granted Mr. Friedman a restricted stock award of 1,415 shares of Common Stock. As part of the Distribution, Mr. Friedman also received for no consideration an aggregate of 18,419 shares of Common Stock from Jefferies Capital Partners IV, General Partner and Manager.  In addition, Mr. Friedman is the general partner of 2055 Partners L.P. (“2055 Partners”), which is a limited partner of Jefferies Capital Partners IV and a member of General Partner, and in such capacity may be deemed to beneficially own 28,668 shares of Common Stock received by 2055 Partners for no consideration from Jefferies Capital Partners IV and General Partner as part of the Distribution.

(2) After giving effect to the Distribution and the sales of Common Stock by Jefferies Capital Partners IV and Jefferies Employee Partners through and including June 28, 2013, (a) Jefferies Capital Partners IV is the beneficial owner of 531,149 shares of Common Stock, (b) Jefferies Employee Partners is the beneficial owner of 277,126 shares of Common Stock and (c) JCP Partners no longer beneficially owns any shares of Common Stock. Mr. Friedman is a managing member of Manager, which is the manager of Jefferies Capital Partners and the managing member of General Partner.

(3) Based on 23,638,746 shares of Common Stock outstanding as of May 7, 2013, as represented in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.

SCHEDULE 13D/A

CUSIP No.: 31660B101	13D/A	Page 8 of 12 Pages

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

James L. Luikart

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

Not applicable

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	7,864(1)
	8.	SHARED VOTING POWER	808,275(2)
	9.	SOLE DISPOSITIVE POWER	7,864(1)
	10.	SHARED DISPOSITIVE POWER	808,275(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	816,139(1)(2)

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*

☐

13.	Percent of Class Represented By Amount In Row (11)	3.5%(3)

14.	Type of Reporting Person*

IN

(1) As part of the Distribution, James L. Luikart (“Mr. Luikart”) received for no consideration 7,864 shares of Common Stock from Jefferies Capital Partners IV, General Partner and Manager.

(2) After giving effect to the Distribution and the sales of Common Stock by Jefferies Capital Partners IV and Jefferies Employee Partners through and including June 28, 2013, (a) Jefferies Capital Partners IV is the beneficial owner of 531,149 shares of Common Stock, (b) Jefferies Employee Partners is the beneficial owner of 277,126 shares of Common Stock and (c) JCP Partners no longer beneficially owns any shares of Common Stock. Mr. Luikart is a managing member of Manager, which is the manager of Jefferies Capital Partners and the managing member of General Partner.

(3) Based on 23,638,746 shares of Common Stock outstanding as of May 7, 2013, as represented in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.

Page 9 of 12 Pages

Explanatory Note

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the statement on Schedule 13D previously filed by each of Jefferies Capital Partners IV L.P., a Delaware limited partnership (“Jefferies Capital Partners IV”), Jefferies Employee Partners IV LLC, a Delaware limited liability company (“Jefferies Employee Partners”), JCP Partners IV LLC, a Delaware limited liability company (“JCP Partners”, and together with Jefferies Capital Partners IV and Jefferies Employee Partners, “Jefferies Capital Partners”), JCP IV LLC, a Delaware limited liability company (“General Partner”), Jefferies Capital Partners LLC, a Delaware limited liability company (“Manager”), Brian P. Friedman (“Mr. Friedman”) and James L. Luikart (“Mr. Luikart”, and together with Jefferies Capital Partners, General Partner, Manager and Mr. Friedman, the “Reporting Persons”) on May 17, 2012 (the “Original Filing”), as amended by Amendment No. 1 to Schedule 13D on April 5, 2013 (together with the Original Filing, the “Amended Filing”).

The agreement between the Reporting Persons filing this Amendment No. 2 to make this single, joint filing (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.  The filing of this Amendment No. 2 shall not be construed as an admission that any of General Partner, Manager, Mr. Friedman or Mr. Luikart is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owner of any shares of common stock, par value $0.01 per share, of Fiesta Restaurant Group, Inc., a Delaware corporation (the “Company”) (the “Common Stock”), disposed of by Jefferies Capital Partners. General Partner, Manager, Mr. Friedman and Mr. Luikart disclaim beneficial ownership of the shares of Common Stock disposed of by Jefferies Capital Partners except to the extent of their pecuniary interest therein.

Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Amended Filing.  Except as expressly provided for herein, all Items of the Amended Filing remain unchanged.

Item 4.  Purpose of the Transaction.

Item 4 of the Amended Filing is hereby amended and supplemented as follows:

The Distribution

On June 20, 2013, (i) Jefferies Capital Partners IV distributed for no consideration an aggregate of 2,181,795 shares of Common Stock, to its partners in accordance with its partnership agreement, (ii) JCP Partners distributed for no consideration an aggregate of 102,390 shares of Common Stock to its members in accordance with its limited liability company agreement, (iii) General Partner distributed for no consideration an aggregate of 54,277 shares of Common Stock, which was received by it as part of the distributions from Jefferies Capital Partners IV and JCP Partners described above, to its members in accordance with its limited liability company agreement and (iv) Manager distributed for no consideration an aggregate of eight shares of Common Stock, which was received by it as part of the distribution from General Partner described above, to its members in accordance with its limited liability company agreement (collectively, the “Distribution”).  After giving effect to the Distribution, (a) Jefferies

Page 10 of 12 Pages

Capital Partners IV beneficially owned 618,075 shares of Common Stock, (b) Jefferies Employee Partners beneficially owned 322,479 shares of Common Stock and (c) JCP Partners no longer beneficially owned any shares of Common Stock.

Sales

On June 21, 2013, Jefferies Capital Partners IV sold 21,622 shares of Common Stock and Jefferies Employee Partners sold 11,281 shares of Common Stock on the open market, in each case at a price per share of $35.87.  On June 25, 2013, Jefferies Capital Partners IV sold 16,318 shares of Common Stock and Jefferies Employee Partners sold 8,514 shares of Common Stock on the open market, in each case at a price per share of $34.23.  On June 26, 2013, Jefferies Capital Partners IV sold 31,112 shares of Common Stock and Jefferies Employee Partners sold 16,232 shares of Common Stock on the open market, in each case at a price per share of $34.31.  On June 27, 2013, Jefferies Capital Partners IV sold 17,283 shares of Common Stock and Jefferies Employee Partners sold 9,017 shares of Common Stock on the open market, in each case at a price per share of $33.95.  Finally, on June 28, 2013, Jefferies Capital Partners IV sold 591 shares of Common Stock and Jefferies Employee Partners sold 309 shares of Common Stock on the open market, in each case at a price per share of $34.77.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Amended Filing is hereby amended and supplemented as follows:

(a)
Based upon certain representations made by the Company in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, there were 23,638,746 shares of Common Stock outstanding as of May 7, 2013. As of June 28, 2013, and after giving effect to the Distribution and the sales of Common Stock by Jefferies Capital Partners IV and Jefferies Employee Partners through and including June 28, 2013 (as described and defined in Item 4 above), (A) Jefferies Capital Partners IV beneficially owns 531,149 shares of Common Stock, or approximately 2.2% of the Common Stock deemed issued and outstanding as of that date, (B) Jefferies Employee Partners beneficially owns 277,126 shares of Common Stock, or approximately 1.2% of the Common Stock deemed issued and outstanding as of that date, (C) JCP Partners no longer beneficially owns any shares of Common Stock, (D) General Partner, as a result of its roles as general partner of Jefferies Capital Partners IV and managing member of each of Jefferies Employee Partners and JCP Partners, may be deemed to be the beneficial owner, in the aggregate, of 808,275 shares of Common Stock, or approximately 3.4% of the Common Stock deemed issued and outstanding as of that date, which number consists of (I) 531,149 shares of Common Stock, or approximately 2.2% of the Common Stock, which may be deemed to be beneficially owned by Jefferies Capital Partners IV and (II) 277,126 shares of Common Stock, or approximately 1.2% of the Common Stock, which may be deemed to be beneficially owned by Jefferies Employee Partners, (E) Manager, as a result of its roles as manager of Jefferies Capital Partners and managing member of General Partner, may be deemed to be the beneficial owner, in the aggregate, of 808,275 shares of Common Stock, or approximately 3.4% of the Common Stock deemed issued and outstanding as of that date, which number

Page 11 of 12 Pages

consists of (I) 531,149 shares of Common Stock, or approximately 2.2% of the Common Stock, which may be deemed to be beneficially owned by Jefferies Capital Partners IV and (II) 277,126 shares of Common Stock, or approximately 1.2% of the Common Stock, which may be deemed to be beneficially owned by Jefferies Employee Partners, (F) Mr. Friedman, as a result of his position as a managing member of Manager, (with respect to 27,702 shares of Common Stock) in his individual capacity, and as the general partner of 2055 Partners L.P. (“2055 Partners”) may be deemed to be the beneficial owner, in the aggregate, of 864,645 shares of Common Stock, or approximately 3.7% of the Common Stock deemed issued and outstanding as of that date, which number consists of (I) 808,275 shares of Common Stock, or approximately 3.4% of the Common Stock, which may be deemed to be beneficially owned by Jefferies Capital Partners, (II) 28,668 shares of Common Stock or approximately 0.1% of the Common Stock, which are beneficially owned by 2055 Partners and (III) 27,702 shares of Common Stock or approximately 0.1% of the Common Stock, which are beneficially owned by Mr. Friedman, and (G) Mr. Luikart, as a result of his position as a managing member of Manager and (with respect to 7,864 shares of Common Stock) in his individual capacity, may be deemed to be the beneficial owner, in the aggregate, of 816,139 shares of Common Stock, or approximately 3.5% of the Common Stock deemed issued and outstanding as of that date.

(b)
Jefferies Capital Partners IV shares with Manager, General Partner, Mr. Friedman and Mr. Luikart the power to vote and dispose of 531,149 shares of Common Stock of which it is deemed the beneficial owner. Jefferies Employee Partners shares with Manager, General Partner, Mr. Friedman and Mr. Luikart the power to vote and dispose of 277,126 shares of Common Stock of which it is deemed the beneficial owner. Each of Manager, General Partner, Mr. Friedman and Mr. Luikart shares the power to vote 808,275 shares of Common Stock of which it may be deemed the beneficial owner. None of Jefferies Capital Partners IV, Jefferies Employee Partners, JCP Partners, General Partner, Manager, Mr. Friedman or Mr. Luikart has the sole power to vote or dispose of any shares of Common Stock of which it is or may be deemed the beneficial owner, except that Mr. Friedman has the sole power to vote or dispose of 56,370 shares of Common Stock of which he is the beneficial owner, and Mr. Luikart has the sole power to vote or dispose of 7,864 shares of Common Stock of which he is the beneficial owner.

(c)
Other than the transactions described in this Amendment No. 2, during the past sixty days, there were no transactions in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, by the Reporting Persons.

(d)	(i)
The partners of Jefferies Capital Partners IV have the right to receive dividends from, or proceeds from the sale of, all or some of the shares of Common Stock held for the account of Jefferies Capital Partners IV.

(ii)
The members of Jefferies Employee Partners and JCP Partners have the right to receive dividends from, or proceeds from the sale of, all or some of the shares of Common Stock held for the account of Jefferies Employee Partners and JCP Partners, as the case may be.

(iii)
The members of Manager and General Partner have the right to receive dividends from, or proceeds from the sale of, all or some of the shares of Common Stock held for the account of Jefferies Capital Partners.

Page 12 of 12 Pages

(e)	The Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding shares of Common Stock on June 20, 2013.

Item 7.  Material to be Filed as Exhibits.

Exhibit Number	Description

1
Joint Filing Agreement between Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC, JCP Partners IV LLC, JCP IV LLC, Jefferies Capital Partners LLC, Brian P. Friedman and James L. Luikart

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

June 28, 2013

JEFFERIES CAPITAL PARTNERS IV L.P.
JEFFERIES EMPLOYEE PARTNERS IV LLC
JCP PARTNERS IV LLC

By:	JEFFERIES CAPITAL PARTNERS LLC, as Manager

By:	/s/ Brian P. Friedman
	Name:	Brian P. Friedman
	Title:	Managing Member

JCP IV LLC

By:	JEFFERIES CAPITAL PARTNERS LLC, as Managing Member

By:	/s/ Brian P. Friedman
	Name:	Brian P. Friedman
	Title:	Managing Member

JEFFERIES CAPITAL PARTNERS LLC

By:	/s/ Brian P. Friedman
	Name:	Brian P. Friedman
	Title:	Managing Member

/s/ Brian P. Friedman
Brian P. Friedman

/s/ James L. Luikart
James L. Luikart